Exhibit (a)(5)(lxxv)

Disclaimer

The solicitation and the offer to buy PeopleSoft's common
stock is only made pursuant to the Offer to Purchase and
related materials that Oracle Corporation and Pepper
Acquisition Corp. filed on June 9, 2003, as amended June
18, 2003.  Stockholders should read the Offer to Purchase
and related materials carefully because they contain
important information, including the terms and conditions
of the offer.  Stockholders can obtain the Offer to
Purchase and related materials free at the SEC's website
at www.sec.gov, from Credit Suisse First Boston LLC, the
Dealer Manager for the offer, from MacKenzie Partners,
the Information Agent for the offer, or from Oracle
Corporation.

Our Perspective on PeopleSoft

We anticipate an answer from the DOJ
in the November/December timeframe

We’re committed to this transaction

It would be good for all shareholders
and customers involved… but

This is NOT make or break for our
apps business